Exhibit 99.1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on May 26, 2015, at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, second floor, Yoqneam 2069202, Israel, for the following purposes:

(i)	to re-appoint Brightman Almagor Zohar & Co. (member of Deloitte Touche Tohmatsu) as the Company’s independent auditor until the close of the next Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve a raise in the base salary of Monica Iancu; and

(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2014.

Shareholders of record at the close of business on April 23, 2015 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors,

Monica Iancu

CEO

Dated: April 6, 2015

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MIND C.T.I. LTD.

Industrial Park, Building 7

Yoqneam 2069202, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Mind C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2015 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on May 26, 2015, at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 2069202, Israel.

The agenda of the Meeting shall be as follows:

(i)	to re-appoint Brightman Almagor Zohar & Co. (member of Deloitte Touche Tohmatsu) as the Company’s independent auditor until the close of the Company’s next Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve a raise in the base salary of Monica Iancu; and
(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2014.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented to the Meeting, as described above. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 23, 2015 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about May 5, 2015 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is May 4, 2015.

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On April 1, 2015, the Company had 19,193,918 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of April 1, 2015 by each person who is known to own beneficially more than 5% of the outstanding Ordinary Shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares(1)
Monica Iancu	3,316,265	(2)	17.28%
Renaissance Technologies LLC	1,372,489	(3)	7.15%

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(1) Based on 19,193,918 ordinary shares outstanding on April 1, 2015.
(2) Based on a Schedule 13G/A filed with the SEC on March 5, 2015.

(3) Based on a Schedule 13G/A filed with the SEC on February 12, 2015.

The compensation table showing the 2014 compensation of the 5 most highly paid was set forth in the Company's annual report on Form 20-F.

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ITEM 1 – APPOINTMENT OF INDEPENDENT AUDITORS

The Company’s auditor is Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu (the "Auditor"). At the Meeting, the shareholders will be asked to approve the re-appointment of the Auditor as the Company’s independent auditors until the Company’s next Annual General Meeting, and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so. The remuneration paid to the Auditor for audit and non-audit services provided to the Company in the year 2014 was set forth in the Company's annual report on Form 20-F and will be presented at the Meeting.

Under the Israeli Companies Law, 5759–1999 (the “Companies Law”), the shareholders of the Company are authorized to appoint the Company’s auditor and to authorize the Board of Directors to determine its remuneration. The Company’s Board of Directors has authorized its Audit Committee to determine the Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s Auditor, Brightman Almagor Zohar & Co. (the “Auditor”), be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, and that the Board of Directors of the Company be authorized to determine the Auditor’s remuneration or to delegate the Audit Committee thereof to do so.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

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ITEM 2 –INCREASE OF THE BASE SALARY OF MS. MONICA IANCU, our Chief Executive Officer

The Israeli Companies Law requires that the terms of employment of Monica Iancu, our CEO and a member of our Board of Directors, be approved by our Compensation Committee, Board of Directors and shareholders. Our Compensation Committee and our Board of Directors have approved a raise in Ms. Iancu's base salary and believe such terms of employment are for the benefit of the Company.

At an annual general meeting of shareholders held prior to our IPO in 2000, the Company's shareholders approved the base monthly salary for Monica Iancu, and the additional benefits customarily paid under employment agreements with senior executives. Since 2000, her monthly base salary has been $15,000 ($180,000 on an annual basis).

Subject to shareholder approval, the Compensation Committee and the Board of Directors approved the increase of the Monthly Base Salary to $20,000 ($240,000 on an annual basis). This increase would be effective retroactively from January 1, 2015.

If the proposed raise in salary is approved, the cost to the company of Ms. Iancu's salary and benefits combined would increase from $19,400 per month to $25,066 per month. Pursuant to the approval of our shareholders on August 4, 2014, Ms. Iancu is also entitled to an annual bonus. According to the Compensation Policy, the Company's CEO is entitled to an annual bonus equal to 5% of the Company's net profit, provided that the annual net profit exceeds 70% of the net profit defined in the previously approved budget. In addition, the Compensation Policy provides that the Compensation Committee and Board of Directors may also grant to the CEO an annual bonus of up to two monthly base salaries, based on qualitative criteria assessing the CEO's performance that year, provided that the aggregate annual bonus does not exceed 12 times the CEO’s monthly base salary. Thus the annual bonus could increase as a result of the salary raise from $180,000 to $240,000. Ms. Iancu does not receive any equity compensation for her service as our Chief Executive Officer and member of our Board of Directors.

In discussing the proposed increase in compensation, our Compensation Committee and Board of Directors considered, among other things: (a) Monica’s scope of responsibility and contribution to the Company’s business, profits and stability, including her central role in the creation of future revenues; (b) meeting the requirements of our shareholder-approved Compensation Policy; (c) benchmark data concerning the compensation packages of chief executive officers of public companies with similar attributes to ours; and (e) the ratio between the cost of Ms. Iancu’s terms of employment to the cost of employment of the other employees of our company in Israel, specifically to the average and median cost of employment of our other employees in Israel.

The Compensation Committee and the Board of Directors believe the proposed increase in the Monthly Base salary to be fair and reasonable and in the best interests of the Company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the raise in Ms. Monica Iancu’s monthly base salary for services to the Company and its affiliates to $20,000 ($240,000 on an annual basis), effective retroactively from January 1, 2015."

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the compensation of Ms. Iancu; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders or interested parties does not exceed two percent of the total voting rights in the Company.

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The Company does not have a controlling shareholder, but Ms. Iancu is deemed to have a personal interest in this matter. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted. Under the Companies Law, a "personal interest" of a shareholder: (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO; and (ii) excludes an interest arising solely from the ownership of the Company's shares. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact our Legal Counsel at +972-4-993-6666 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", please instruct the representative managing your account to contact us on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2014 (the “Financial Statements”) in its annual report on Form 20-F, which will be filed with the Securities and Exchange Commission around April 16, 2015. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: April 6, 2015

By Order of the Board of Directors,

Monica Iancu

CEO

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